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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12(1))

Paxson Communications Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

704231 10 9

(Cusip Number)

Anthony L. Morrison, Paxson Communications Corporation
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704231 10 9			Page 2 of 7

1.	Name of Reporting Person: LOWELL W. PAXSON		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 100

		8.	Shared Voting Power: 24,703,901

		9.	Sole Dispositive Power: 100

		10.	Shared Dispositive Power: 24,703,901

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,704,001

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 704231 10 9			Page 3 of 7

1.	Name of Reporting Person: PAXSON ENTERPRISES, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -

		8.	Shared Voting Power: 24,703,901

		9.	Sole Dispositive Power: -

		10.	Shared Dispositive Power: 24,703,901

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,703,901

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 704231 10 9			Page 4 of 7

1.	Name of Reporting Person: SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 23,120,426

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 23,120,426

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,120,426

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 34.6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 704231 10 9	Page 5 of 7

Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $0.001 per share, issued by Paxson Communications Corporation, a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 601 Clearwater Park Road, West Palm Beach, Florida 33401.

Item 2. Identity and Background.

     Items 2.(a), (b) and (c)

     The persons filing this statement are Mr. Lowell W. Paxson, Paxson Enterprises, Inc. and Second Crystal Diamond Limited Partnership (“Second Crystal”). The business address of each of Mr. Paxson, Paxson Enterprises, Inc. and Second Crystal is 601 Clearwater Park Road, West Palm Beach, Florida 33401.

     The present principal occupation of Mr. Paxson is Chairman of the Board and Chief Executive Officer of the Company. Mr. Paxson is also the president and sole stockholder of Paxson Enterprises, Inc. Paxson Enterprises, Inc. is a Delaware corporation the primary business purpose of which is acting as the sole general partner of Second Crystal. Second Crystal is a Nevada limited partnership the primary business purpose of which is investing in equity securities of the Company.

Item 2.(d)	During the last five years, Mr. Paxson has not been convicted in a criminal proceeding.

Item 2.(e)	During the last five years, Mr. Paxson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Paxson was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2.(f)	Mr. Paxson is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     NOT APPLICABLE

Item 4. Purpose of Transaction.

NOT APPLICABLE

CUSIP No. 704231 10 9	Page 6 of 7

Item 5. Interest in Securities of the Issuer.

Item 5.(a)	Mr. Paxson beneficially owns an aggregate of 24,704,001 shares of Class A Common Stock, which is the class of securities identified pursuant to Item 1 above. Included in the 24,704,001 shares of Class A Common Stock beneficially owned by Mr. Paxson are 24,703,901 shares beneficially owned by Paxson Enterprises, Inc. and 23,120,426 shares beneficially owned by Second Crystal. Pursuant to Rule 13d-3(d)(1) of the Act, the above numbers and other references herein to the number of shares of Class A Common Stock Mr. Paxson and Paxson Enterprises, Inc. beneficially own generally include 8,311,639 shares of Class B Common Stock of the Company beneficially owned by each of Mr. Paxson and Paxson Enterprises, Inc., and references herein to the number of shares of Class A Common Stock Second Crystal beneficially owns generally include 7,487,401 shares of Class B Common Stock of the Company beneficially owned by Second Crystal, all of which shares of Class B Common Stock may be converted into an equal number of shares of Class A Common Stock at any time.

The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed November 14, 2003, reports that as of October 31, 2003, there were 59,425,051 shares of Class A Common Stock and 8,311,639 shares of Class B Common Stock issued and outstanding. Accordingly, Mr. Paxson beneficially owns approximately 36.5% of the Company’s outstanding Class A Common Stock (with such 36.5% also being beneficially owned by Paxson Enterprises, Inc. and with 34.6% also being beneficially owned by Second Crystal).

Item 5.(b)	Mr. Paxson has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 100 shares of Class A Common Stock. Mr. Paxson and Paxson Enterprises, Inc. (which is controlled solely by Mr. Paxson) share the power to vote or direct the vote of, and share the power to dispose or direct the disposition of, 24,703,901 shares of Class A Common Stock. Second Crystal has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 23,120,426 shares of Class A Common Stock (which shares are included in the number of shares as to which Mr. Paxson and Paxson Enterprises, Inc. have shared voting and disposition power).

Item 5.(c)	On January 30, 2004, Second Crystal, which is controlled by Mr. Paxson through his control of Paxson Enterprises, Inc., which is the sole general partner of Second Crystal, transferred voting and investment power with respect to 1,874,600 shares of Class A Common Stock in the Company held in its name to limited partners in Second Crystal. The transfer was effected pursuant to an exercise by those limited partners of their preexisting rights to exchange their limited partnership interests in Second Crystal for shares of Class A Common Stock in the Company that were held in the name of Second Crystal.

Item 5.(d)	Not Applicable

Item 5.(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     NOT APPLICABLE

Item 7. Material to be Filed as Exhibits.

     NONE

CUSIP No. 704231 10 9	Page 7 of 7

SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2004.

/s/ Lowell W. Paxson
Lowell W. Paxson

PAXSON ENTERPRISES, INC.

By: /s/ Lowell W. Paxson

Lowell W. Paxson President

SECOND CRYSTAL DIAMOND LIMITED PARTNERSHIP

By: Paxson Enterprises, Inc., its sole general partner

By:/s/ Lowell W. Paxson

Lowell W. Paxson President

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).